June 21, 2024

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ibolya Ignat

Mary Mast

Doris Stacey Gama

Joe McCann

Re:	Jyong Biotech Ltd. Response to the Staff’s Comments on Registration Statement on Form F-1/A Filed on May 8, 2024 (File No. 333-277725)

Dear Sir and Madam:

On behalf of our client, Jyong Biotech Ltd., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 31, 2024 on the Company’s registration statement on Form F-1/A filed on May 8, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing amendment No.2 to Registration Statement (the “Amendment No.2”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.1 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.1.

Prospectus Summary

Overview, page 1

1. We note your disclosure that PCP is the same drug as MCS-2, and that you relied on the safety and tolerability profile observed in the MCS-2 Phase II clinical trial and proceeded directly to a Phase II trial. Please clarify that you were relying on the safety and tolerability profile of MCS-2 with API-1, which is no longer available. Explain why you believe it is appropriate to indicate that PCP is in Phase II, when the data you are relying on for safety and tolerability information is based on a trial conducted using a different active pharmaceutical ingredient. Clarify whether you have had discussions with the Taiwan regulator about the substitution of API-2 for API-1 in MCS-2 and PCP.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 1of the Amendment No.2.

PCP is the same drug as MCS-2, using the same drug substance API-1, for different indication. Therefore, we relied on the safety profiles from MCS-2 early-stage research till the Phase III clinical trials for the PCP Phase 2 study initiated in 2014. PCP Phase 2 study enrollment and treatment phase using API-1 is completed now and it is in the SDV (source data verifications) stage before drafting the clinical study report (CSR). We have not yet discussed with Taiwan regulatory about the potential PCP Phase III clinical trial using API-2.

U.S.FDA suggested we provide complete Chemistry, Manufacturing, and Controls (CMC) information on our active pharmaceutical ingredient-2 (API-2) and a plan to establish comparability between API-1 and API-2. The goal is to reach agreement with FDA on the comparability of API-1 and API-2, as well as the protocols designed to establish the safety and efficacy of MCS-2 during the CMC meeting. Once U.S. FDA is convinced about comparability of API-1 and API-2 we will conduct the MCS-2 Phase 3 study and the Phase I PK study using API-2. As previously noted, API-1 and API-2 are similar drug substances covered by the same patent owned by the Company. After FDA is convinced about comparability of API-1 and API-2, the Company could use either to make the same Botreso softgels. In the Company’s opinion, it is still possible that we will have the chance to use both API-1 and API-2 at the marketing stage.

2. Please clarify whether MCS-2-US-a and MCS-2-TWN-a were pivotal or open label extension studies.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 1 of the Amendment No.2.

The MCS-2-US-a and MCS-2-TWN-a were the two Phase 3 pivotal studies, and the MCS-2-US-c and MCS-2-TWN-c were the two open label extension studies.

3. We note your response to our prior comment 3, please provide us with copies of all correspondence with the FDA since submitting your meeting request to the FDA on April 14, 2023 and continue to update your disclosure to the extent you engage in material discussions with the FDA related to the development of your product candidates.

Response: We have uploaded all our correspondence with the U.S. FDA since April 14, 2023 up to the present to the SEC data site. All of the correspondence has been reviewed by our FDA counsel, Olsson Frank Weeda Terman Matz PC, and the material comments have been disclosed in Amendment No. 2 accordingly.

4. We note your response to prior comment 4 and reissue in part. You state that the FDA informed you that the information you provided about API-2 was not sufficient to demonstrate comparability to API-1 "including with respect to a statistically significant difference between MCS-2 and placebo in the primary efficacy endpoint in a clinical study." Please identify the clinical study indicating the statistical difference between MCS-2 and the placebo and clarify whether it was a Phase III pivotal trial.

Further, discuss the purpose of assessing the comparability of API-2 to API-1 on individual studies. We note the FDA considers MCS-2 API-2 to be an entirely new drug. Additionally, we note the FDA commented it will need more information related to how you would demonstrate comparability between API-1 and API-2. Please explain why this information is necessary, are you trying to continue to rely on data from trials using MCS- 2 API-1 or are you continuing to try to demonstrate that API-2 is comparable to API-1, such that all of the prior trials can be used to support a new NDA? Generally, the assumption is that MCS-2 API-2 is an entirely new drug would mean that it would be developed without the need to demonstrate comparability to MCS-2 API-1.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 2 of the Amendment No.2.

In our Type C meeting request submitted to FDA on April 14, 2023, we only provided the preliminary comparative drug substance and drug product specifications between API-1 and API-2. FDA stated that this was not sufficient to demonstrate comparability of API-2 to API-1. FDA’s comments about the “statistically significant difference between MCS-2 and placebo in the primary efficacy endpoint in a clinical study”, the agency is referring to the Phase 3 pivotal studies.

The purpose of our assessing the comparability of API-2 to API-1 on individual studies is to be able to continue to rely on data from trials using MCS-2 API-1. Once we satisfy FDA that we have demonstrated that API-2 is comparable to API-1, the prior trials can be used as support for a new NDA filing. This will be discussed with the U.S. FDA at the CMC meeting, in order to get U.S. FDA feedback. Our goal for the CMC meeting is to obtain the U.S. FDA’s concurrence that API-1 and API-2 are comparable and similar drug substances. As the U.S. FDA requires additional clinical information, we plan to conduct a new Phase III study in the U.S. using API-2 because the previous Phase 3 pivotal MCS-2-US-a study using API-1 is insignificant in the ITT population.

5. In response to prior comment 5 you state that you conducted four Phase III clinical trials for MCS-2 using API-1 in the U.S. and Taiwan, that one pivotal Phase III clinical trial in the U.S. failed to show a difference between treatment groups for the primary efficacy endpoint in the intent-to-treat population, and that you will not conduct new Phase III trial using API-1. Additionally, we note that the FDA had concerns regarding the reported efficacy results of MCS-2-TWN-a and your prior acknowledgement that had you not withdrawn your NDA, the substantive issues would have prevented the agency from approving the NDA. For these reasons, it is not appropriate to include the product candidate in your pipeline table, which indicates it continues to be part of our pipeline, without indicating that the clinical work has not been completed. The disclosure in the notes under the table indicating that one Phase III trial failed and another one yielded questionable results does not mitigate the fact that your table depicts a scenario where the candidate has completed all clinical trials necessary to move forward in the development process. To the extent that MCS-2 (API-1) is material to your current operations, please revise your table accordingly.

Response: In response to the Staff’s comments, the Company has revised the pipeline on page 3 and 107 of the Amendment No.2.

We had already conducted two pivotal Phase III clinical trials and two open label extension Phase III clinical trials using API-1. Our goal for the CMC with the U.S. FDA is for the agency to accept the similarity and comparability of API-1 and API-2, after which we plan to conduct a new Phase III study in the U.S. using API-2. FDA’s concern on the reproducibility issue of MCS-2-TWN-a data is due to the data system, because the original analysis results in the clinical study report (CSR) were done by a previous CRO, based on the non-CDISC data sets (raw data sets). FDA requested CDISC-compliant data sets to be delivered. Therefore, the Company retained another CRO to created CDISC-compliant data sets for the final deliverable. However, the Company did not re-analyze the MCS-2-TWN-a study using the CDISC-compliant data sets. If our new Phase 3 study using API-2 is successful, we are proposing to re-analyze the MCS-2-TWN-a study data using CDISC data sets. Then the results of our Phase III clinical trials using API-1 will be supportive information for our NDA, together with the new Phase 3 trial and Phase 1 PK study using API-2. This is our reasoning for keeping the candidates in the pipeline table.

6. We note your response to comment 7 and your disclosures that API-1 is not currently available. Please limit your pipeline table to product candidates that are material to your current operations, as opposed to candidates you speculate you may be in a position to develop in the future. To the extent you are hoping to develop MCS-2 (API-1) in the future if the supply becomes available again, you may include a discussion of MCS-2 (API-1) in the business section. Please note that if you do, you should include a discussion of the clinical trials that may have to be repeated and/or additional work that may be necessary to demonstrate the comparability between API-1 and API-2. Please also include a risk factor discussing your intentions to further develop MCS-2 (API-1) if API-1 becomes available to you again. The discussion should highlight the expenses related to developing this drug candidate, which would be largely redundant of MCS-2 (API-2) if it had been approved, and that any sales of MCS-2 (API-1) would likely be at the expense of sales of MCS-2 (API-2), assuming approval of both candidates.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 2 of the Amendment No.2.

During our CMC meeting on January 30, 2013, the U.S. FDA encouraged us to select multiple vendors for the botanical raw material. The U.S. FDA advised us to identify more raw material vendors to avoid any potential supply shortages in the early stages. The source for API-1 may again become available in the future and, if so, we may seek to use it as the source for further drug development, thus we have decided to retain MCS-2 (using API-1) in our pipeline. If we are able to satisfy U.S. FDA that API-1 and API-2 are comparable, and the U.S. FDA is convinced the comparability between API-1 and API-2, we will not need to conduct redundant studies using API-1. Moreover, we are planning the CMC meeting with U.S. FDA, one purpose of which is to seek the U.S FDA’s concurrence that API-2 is comparable to API-1. Those plans are no more speculative than the fact that we are engaged in an ongoing drug approval process with the U.S. FDA. It is not uncommon to maintain redundant API sources for the same finished drug to minimize the risk of shortages.

7. We note your response to prior comment 6 and reissue in part. Your pipeline table indicates that you have completed Phase I and Phase II trials for MCS-2 (API-2) but you state that the FDA considers MCS-2 API-2 a new drug development program, that new Phase I PK and Phase III studies are required, and that you have only submitted a Phase I PK synopsis to the FDA on December 12, 2023 for review and comments. If true, please clarify that you have not completed the pharmacokinetic study using API-2 and shorten your arrow to properly reflect the status of MCS-2 (API-2). To the extent that that the FDA has agreed that it will not require a Phase II trial assuming successful completion of Phase I trial(s), we will not object to a visual representation that the Phase II has been completed once you have completed Phase I. However, we object to the current representation that you have completed Phases I and II, when neither has been completed.

Response: In response to the Staff’s comments, the Company has revised the pipeline on page 3 and 107 of the Amendment No.2.

8. In response to comment 10 you state that the supplier of API-1 withdrew their consent to reference their DMF due to lack of availability of API-1 but if the source were to become available again you may seek to use it as a source to further drug development of MCS-2 using API-1. Please expand the discussion to clarify that the withdrawal of the DMF complicated your attempt to demonstrate that API-1 and API-2 are comparable. Additionally, expand your discussion of your potential plans to use API-1 in later studies to clarify that you would be required to conduct additional Phase III trial(s) because your original Phase III trial in the US failed to show a difference between treatment groups for the primary efficacy endpoint in the intent-to-treat population.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 4 of the Amendment No.2.

The supplier of API-1 withdrew their consent to reference their DMF, because they plan to relocate and restructure the manufacturing facility. Consequently, the supplier is not currently manufacturing API-1. This does not complicate our attempt to demonstrate to U.S. FDA that API-1 and API-2 are comparable. Rather, it necessitated our reliance on API-2. If we successfully satisfy the U.S FDA that API-2 is comparable to API-1, then once the supplier of API-1 reinitiates production we will be assured of adequate supply of our drug substance to expand our market. Since our Phase 3 pivotal study in the U.S. using API-1 is insignificant in the ITT population, we plan to conduct additional Phase 3 trial in the U.S. using API-2.

Risk Factors

The U.S. FDA has concluded that one of our four Phase III trials failed..., page 23

9. In response to prior comment 14 you state that you plan to conduct two studies in the US in late 2024 that may take approximately one to two years and that the study budget cannot be determined at present and will need to be estimated after further comments from the US FDA. Please clarify in the risk factor that the one to two years and the study budget that you will need is in addition to what was originally allocated and is a result of failing Phase III trials and not having access to API-1 supplies.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 24 of the Amendment No.2.

10. Please include a separate risk factor discussing your dependence on suppliers of API and that the inability of a supplier to provide API-1 has led to further delays in the development of MCS-2. Your discussion should clarify the additional time and expense incurred as a result of having to replace API-1 and the potential consequences if API-2 were to become unavailable. Given that this is a separate risk, it should not be discussed as part of the risk related to the failed clinical trials.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 55 of the Amendment No.2.

Certain of our facilities were mortgaged. If the mortgagees enforce the mortgage..., page 40

11. We note your response to prior comment 16. Please state whether you are current on your mortgages secured by your properties.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 40 of the Amendment No.2.

Benign Prostatic Hyperplasia, page 101

12. We note your response to comment 19 and your revised disclosure indicating that you will further discuss business cooperation with the API-1 supplier within the next 5 years. Given the speculative nature of your plans with respect to the supplier of API-1, the current lack of convincing evidence about the comparability of API-1 and API-2, and the fact that API-2 has not yet undergone any clinical trials, please remove the table comparing BPH drugs to MCS-2 (API-1) from your disclosure.

Response: In response to the Staff’s comments, the Company has removed the table comparing BPH drugs to MCS-2 (API-1) on page 102 of the Amendment No.2.

Leverage differentiated approaches to advance our development of other candidates..., page 112

13. Please describe the serious adverse events and quantify the number of each type of event.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 112 of the Amendment No.2.

14. Please explain what you mean when you indicate you intend to "expedite our clinical development of PCP." How do you expedite the clinical development?

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 112 of the Amendment No.2.

We have pushed our CRO to add more personnel to manage the data and we are scheduled to complete all the SDV (Source Data Verification) by the end of 2024, after which we will perform the database lock and statistical analysis. Subsequently, the medical writer will draft the clinical study report (CSR) next year. Once the CSR is available, we will discuss within the team and determine if this program should advance to Phase III.

Our Drug Candidate Clinical

Data, page 115

15. We note your disclosure on pages 116 and 118 where you clarify that the data in Phase I and Phase III clinical studies pertains to clinical trials utilizing API-1. Please also disclose that you will be conducting new studies using API-2.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 115 and 116 of the Amendment No.2.

Phase III Clinical Studies, page 118

16. In response to prior comment 25 you state here and on page 123 that "[d]espite the pivotal Phase III clinical trial for MCS-2 (API-1) in the U.S. failing to demonstrate a difference between treatment groups for the primary efficacy endpoint in the intent-to-treat population, the remaining data still indicated that the overall results indicated that MCS-2 (API-1) softgels could reduce the I-PSS total score." If true, please clarify that remaining data you are referring to is the two Phase III studies conducted in Taiwan and also include a discussion that the U.S. FDA has expressed concerns regarding the reproducibility of some of the reported efficacy results for Study MCS-2-TWN-a as you do on page 1.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 123 of the Amendment No.2.

17. We note your study completion dates table on page 120. Please include a short description that your MCS-2 (API-1) Phase III study in the US will need to be reproduced because it failed to show a difference between treatment groups for the primary efficacy endpoint in the intent-to-treat population.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 123 of the Amendment No.2.

18. We note your response to prior comment 26. Given your disclosure throughout your prospectus that the FDA determined your Phase III clinical trial in the U.S. failed to show a difference between the treatment groups for the primary efficacy endpoint in the intent- to-treat population, pooling the results masks the different outcomes from the two trials. Please amend to separately present the results of each of the Phase III trials completed.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 121 of the Amendment No.2.

19. You state on page 122 that due to the U.S. FDA's new statistical analysis standards issued in December 2016 you had to re-create your data to match the U.S. FDA's electronic submission gateway which resulted in a delay in your NDA submission in late 2021. Please clarify that that NDA was withdrawn and that you currently do not have an NDA on file with the FDA.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 123 of the Amendment No.2.

Although we withdrew our NDA on Nov. 30, 2022, the NDA number (212872) and files are still kept at FDA, as shown in the FDA minutes-WRO dated Feb. 23, 2024. That means we will be able to re-submit our NDA to the U.S.FDA under the same NDA number 212872 and the existing data and files will remain a part of the resubmitted NDA.

Suppliers, page 130

20. In response to prior comment 27 you state that you are currently evaluating two to three suppliers of API-2. Please include disclosure throughout your prospectus that you currently do not have an API-2 supplier and that in order to begin your additional Phase III and Phase I PK studies you will first need to identify a supplier of the raw materials needed to produce API-2.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 131 of the Amendment No.2.

Consolidated financial statements

Notes to Consolidated financial statements Note 18. Subsequent Events, page F-27

21. Your response to prior comment 29 did not fully address our comment. Please provide us the accounting analysis we originally requested. At a minimum, please address the following:

●	Your analysis should support your presentation of the land use rights now classified as Restricted Assets, and of all related activities reported in your financial statements as of December 31, 2023, in light of the legal developments you disclose and the guidance in ASC 855-10-55-1. Please include references to the paragraphs within the authoritative accounting literature you relied on that support your accounting and presentation.

●	Tell us why Parent Company Only financial statements are not required to be presented in your filing. Refer to the guidance in Rules 5-04 and 12-04 of Regulation S-X and ASC 810-10-45-11.

●	Please provide us supplementally in tabular form a condensed consolidating schedule for the holding company and its subsidiaries that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, subtotals and disaggregated intercompany amounts, and investment in subsidiaries. Clarify which line items relate to the assets that are affected by the latest ruling in the litigation.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page F-27 of the Amendment No.2.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact Ross D. Carmel, Esq. at (212) 930-9700 ext. 645 or by email at rcarmel@srfc.law. Alternatively, please contact Shane Wu, Esq. at (202) 322-8852 or by email at swu@srfc.law.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

/s/ Ross D. Carmel, Esq.
Ross D. Carmel, Esq.

cc: Shane Wu, Esq.

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